Exhibit (11)
                                                     ------------

                  OWENS CORNING AND SUBSIDIARIES

                COMPUTATION OF PER SHARE EARNINGS

      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


Basic:
-----

                                      1999      1998      1997
                                      ----      ----      ----
                                      (In millions of dollars,
                                         except share data)

Net income (loss)                    $  270   $  (705)  $   47
                                     ======   ========  ======
Basic weighted average number of
  common shares outstanding
  (thousands)                        54,083    53,579   52,860
                                     ======   ========  ======

Basic per share amount               $4.98    $(13.16)  $  .89
                                     ======   ========  ======

Diluted:
--------

Net income (loss)                    $  270   $ (705)   $   47
                                     ======   =======   ======
Weighted average number of shares
  outstanding (thousands)            54,697   53,579    52,860
Weighted average common equivalent
  shares (thousands):
    Deferred awards                     189        -       352
    Stock options using the
     average market price during
     the period                           -        -       334
    Shares from assumed conversion
     of preferred securities          4,566        -         -
                                     ------   ------    ------
Diluted weighted average number of
 common shares outstanding and
 common equivalent shares
 (thousands)                         59,452   53,579    53,546
                                     ======   =======   ======

Diluted per share amount             $4.67    $(13.16)  $  .88
                                     ======   =======   ======


